Filed by The Limited, Inc.
                                          Pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          Filed pursuant to Rule 14a-12 under
                                          the Securities Exchange Act of 1934

                                          Subject Company: Intimate Brands, Inc.
                                          Commission File No. 1-13814

                                          Date: February 7, 2002



On February 7, 2002, The Limited, Inc. issued the following press release:


T H E  L I M I T E D,  I N C.
-----------------------------
THREE LIMITED PARKWAY
COLUMBUS, OHIO  43230
TEL 614 415 7000


                    THE LIMITED, INC. REPORTS JANUARY SALES

Columbus, Ohio (February 7, 2002) -- The Limited, Inc. (NYSE/LSE: LTD) reported that comparable store sales for the four weeks ended February 2, 2002 increased 6% compared to the four weeks ended February 3, 2001. The Company reported net sales of $576.3 million for the four-week period ended February 2, 2002 compared to sales of $766.2 million for the five-week period ended February 3, 2001. Excluding sales from Lane Bryant and the extra week in January last year, the sales increase from the comparable four-week period last year was 11%.

Comparable store sales for the thirteen weeks ended February 2, 2002 decreased 2% compared to the thirteen weeks ended February 3, 2001. Net sales were $3.138 billion for the thirteen weeks ended February 2, 2002 compared to $3.522 billion for the fourteen weeks ended February 3, 2001. Excluding sales from Lane Bryant and the extra week in the fourth quarter, the sales increase from the comparable thirteen-week period last year was 1%.

The Company reported a comparable stores sales decrease of 4% for the fifty-two weeks ended February 2, 2002, compared to the fifty-two weeks ended February 3, 2001. Net sales were $9.363 billion for the fifty-two weeks ended February 2, 2002 compared to $10.105 billion for the fifty-three weeks ended February 3, 2001. Excluding sales from Lane Bryant and the extra week last year, the sales decrease from the comparable period last year was 2%.

On Monday, February 4, 2002, the Company announced an exchange offer to acquire all of the outstanding shares of Intimate Brands, Inc. (NYSE: IBI). The exchange offer commenced Tuesday, February 5, 2002, and is currently scheduled to expire at 5:00 p.m. (New York City time) on Monday, March 11, 2002, subject to extension by The Limited. Please refer to the Company's filings with the SEC for further information.

As a reminder, The Limited, Inc. will report fourth quarter earnings on February 28, 2002 at 8:00 a.m. EST.

About The Limited, Inc.:
The Limited, Inc., through Express, Lerner New York, Limited Stores, Structure and Henri Bendel, presently operates 1,997 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products, sold through 2,617 stores under the Victoria's Secret, Bath & Body Works and White Barn Candle Co. brands. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------
In connection with the exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

The Limited, its directors and certain of its executive officers and other members of its management may be deemed to be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release or the January sales call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or the January sales call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in this press release or the January sales call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


                                     # # #

For further information, please contact:
Tom Katzenmeyer
Vice President, Communications and Investor Relations
The Limited, Inc.
614-415-7076
www.Limited.com

(attachments: Comparable Store Sales and Store Count, page 3)

                               THE LIMITED, INC.
                                  JANUARY 2002


Comparable Store Sales Increase (Decrease):

                                                              Fourth         Fourth      Year-to-date   Year-to-date
                             January 2002   January 2001   Quarter 2001   Quarter 2000       2001           2000
                             ------------   ------------   ------------   ------------   ------------   ------------
Victoria's Secret Stores         11%             (3%)           10%           (4%)             0%             5%
Bath & Body Works                 1%              1%            10%)          (2%)           (11%)            1%
Intimate Brands, Inc.             7%             (1%)            0%           (3%)            (5%)            4%
Express                           3%             19%             0%           15%             (2%)           15%
Lerner New York                   0%             16%            (8%)          11%             (5%)            4%
Limited Stores                   13%              5%             1%            7%             (2%)            5%
Structure                        14%            (12%)           (6%)          (6%)            (8%)           (4%)
Total Apparel                     5%             11%            (3%)           9%             (3%)            8%
The Limited, Inc.                 6%              5%            (2%)           2%             (4%)            5%

Total Stores:

                                                                                      Stores
                                   Beginning       Year-to-date         Acquired     Operating
                                    of Year     Opened      Closed     (Disposed)    at 2/2/02
                                  ---------------------------------------------------------------
Victoria's Secret Stores                958        60        (16)            -         1,002
Bath & Body Works                     1,432       191         (8)            -         1,615
                                  ---------------------------------------------------------------
Total Intimate Brands                 2,390       251        (24)            -         2,617

Express                                 667        14        (14)            -           667
Lerner New York                         560         6        (44)            -           522
Limited Stores                          389         2        (23)            -           368
Structure                               469         2        (32)            -           439
                                  ---------------------------------------------------------------
Total Apparel                         2,085        24       (113)            -         1,996

Henri Bendel                              1         -           -            -             1
Lane Bryant                             653         7         (9)        (651)             -
                                  ---------------------------------------------------------------
Total Other Businesses                  654         7         (9)        (651)             1

                                  ---------------------------------------------------------------
Total Limited, Inc.                   5,129       282       (146)        (651)         4,614
                                  ===============================================================